SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1. Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Quarterly
Results – 3Q10” dated on November 10, 2010

Prices on November 10, 2010

ON – TLPP3 – R$ 39.10
PN – TLPP4 – R$ 41.77
ADR – TSP – US$ 24.94
Market Cap – R$ 20,694.78 million

Telecomunicações de São Paulo S/A – TELESP (BM&FBOVESPA: TLPP3 and TLPP4, NYSE: TSP), releases today its consolidated results for the third quarter of 2010, presented in accordance with the International Accounting Standards (IFRS). As a result, there were some changes in 2010 relating to the layout and evaluation that had been applied until December 31, 2009, as detailed in the Additional Notes item, note 3. The following controlled and wholly owned subsidiaries companies are consolidated by the Company: A. Telecom S.A., Telefônica Data S.A., Telefônica Sistema de Televisão S.A., Aliança Atlântica Holding B.V., Companhia AIX de Participações, Companhia ACT de Participações and Ajato Telecomunicações Ltda.

The Company continues in the year of 2010 focusing on services quality and customer relationship, already reflecting perceptible results in its commercial activity.

In the third quarter of 2010, the Company continues presenting a high level of customer’s net additions of fixed broadband, totaling 165 thousand new accesses in 3Q10 and over 500 thousand during 2010.

For the second consecutive quarter, the Company registers positive net additions in lines in service.

In this context, we highlight an annual positive evolution of churn in all services, which reflect the significant evolution in the customer’s satisfaction index.

This strong rise in the commercial activity begins to reflect in a positive evolution in the Company’s revenues.

Broadband - offered under the brands “Speedy” and “Ajato”, reached 3.1 million of clients at the end of 3Q10, a growth of 21.7% related to the 3Q09 and 5.5% related to the 2Q10. This evolution reflects the customer’s confidence on the Company’s commitment to quality. The improvement of this service keeps guarantying lower levels of churn and an expressive rise in the customer’s satisfaction index of fixed broadband, which implies in the recovery of the Company’s market share in this segment.

Lines in Service – the new operational model of Telesp with focus on quality continues reflecting advances in services and in customer’s satisfaction. In this context, we highlight that the Company continues with positive net additions in lines in service by the seventh consecutive month, registering 42 thousand new accesses in the third quarter. With this level, the Company surpasses the quantity of lines in service registered at the end of 2009.

FINANCIAL HIGHLIGHTS

As of 2010 the breakdown of Gross Operating Revenues is presented with net values of discounts granted. Consequently, the consolidated information of 2009 were adjusted and showed for comparative purposes using the same criteria.

The Net Operating Revenues continues presenting a recovery trend when compared to previous quarters, registering a growth of 1.6% related to the 3Q10 x 3Q09, in comparison with a reduction of 1.0% in 2Q10 x 2Q09 basis. This variation is mainly justified by a rise of broadband revenues and corporate data, beyond the increase of domestic long distance revenue, explained by higher mobile incoming traffic with the “15” use (selection code of the operator). On the other hand, it was registered a revenue reduction of local fixed telephony, explained by a drop of VC1 and fixed-to-fixed traffics, despite the increased number of lines in service.

The EBITDA in the third quarter of 2010 was R$1,296.5 million, a decrease of 10.0% when compared to the R$1,440.9 million of the same period of the last year.

The EBITDA Margin reached in 3Q10 was 32.6%, a reduction in relation to the 36.8% margin registered in the same period of the previous year. This variation is mainly explained by the increase of commercial and customer service expenses, by higher expenses due to contracts renegotiation with suppliers and a rise in the interconnection expenses. This effect was partially offset by a lower bad debt provisions in the period.

The Capex in the third quarter of 2010 was R$547.0 million, 13.8% of the net operating revenues compared to 12.8% in 3Q09. The significant increase of investment in traditional business and maintenance is explained by the improvements realized in the network and in the Company’s processes concentrated in 3Q10, reinforcing the commitment to quality.

OPERATING REVENUES

The gross operating revenue in 3Q10 totaled R$5,376.7 million, remaining stable related to the 3Q09 in comparison with a 1.6% decrease in the 2Q10 x 2Q09 basis. The variations are justified by the following items:

Fixed Telephony

Local: reached R$2,515.5 million in 3Q10, a decrease of 5.2% in relation to the 3Q09, in comparison with a drop of 5.8% in the 2Q10 x 2Q09 basis. This evolution is mainly related to the rise in the monthly fee revenue due to the positive net additions of 42 thousand lines in service registered in the quarter, beyond the tariff readjustment of most alternative plans as of August, 2010. On the other hand, it was registered a revenue reduction of local fixed telephony, explained by a drop of VC1 and fixed-to-fixed traffics.

Domestic long distance: in 3Q10 totaled R$1,222.2 million, an increase of 4.5% in relation to the 3Q09, in comparison with a 3.3% rise in the 2Q10 x 2Q09 basis. This evolution is mainly explained by higher mobile incoming traffic with the “15” use (selection code of the operator).

International long distance: reached R$24.5 million in 3Q10, an increase of 6.1% in relation to the 3Q09 in comparison with a 2.9% growth in the 2Q10 x 2Q09 basis. This evolution is justified by a rise of traffic in the period.

Data Transmission

The data transmission revenues reached R$1,105.7 million in 3Q10, an increase of 12.3% when compared to the 3Q09 and 6.4% in relation to the 2Q10. These growths are justified by the actions of encourage sales and the Company’s commitment to quality, reflected in a higher customer’s base and an expressive increase in the customer’s satisfaction index of fixed broadband. Additionally, it was registered in the period a rise of data revenue in the corporate segment.

Interconnection revenues

In 3Q10 totaled R$130.2 million, an increase of 8.0% when compared to the 3Q09. This variation is related to higher mobile incoming traffic.

Pay TV

In 3Q10 totaled R$119.8 million, registering a decrease of 4.1% in relation to the 3Q09. This effect is mainly related to the 8.4% reduction of customer’s base in the period. However, it is important to highlight the annual reduction of churn, reversing in September the trend of customer’s loss observed since 2009.

Others

In 3Q10 registered R$258.8 million, a decrease of 9.0% when compared to the 3Q09. This reduction is mainly justified by lower revenues of goods resale and value added services, partially offset by a revenue increase explained by providing integrated solutions for the corporate segment.

OPERATING EXPENSES

The operating expenses in 3Q10 totaled R$2,677.2 million, an increase of 8.3% related to the 3Q09. The variations are justified by the following items:

Interconnection expenses: in 3Q10 totaled R$1,147.4 million, a rise of 5.7% in comparison with the 3Q09. Such effect is mainly explained by an increase of mobile incoming traffic with the “15” use (selection code of the operator), higher expenses with total unbundled loops and VUM readjustment of 0.67% in February 2010.

Personnel expenses: reached R$235.7 million in 3Q10, remaining stable in relation to the 3Q09. This performance is mainly justified by higher base of employees and salaries readjustments in the period, both practically offset by events in 3Q09, which increase the comparison base as indemnities and labor contingencies.

Outsourcing expenses: reached R$1,029.6 million in 3Q10, an increase of 24.4% when compared to the 3Q09. This effect is mainly related to the increase of commercial and customer service expenses, as a result of the Company’s commitment to quality and customer’s satisfaction. Additionally, it is observed in 3Q10 a growth in the Company’s expenses due to contracts renegotiation with suppliers and higher quantity of institutional propaganda in the period because of the concentration of advertising campaigns in the year of 2010, reflecting in a higher volume of sales.

Bad Debt Provisions: from R$148.4 million in 3Q09 to R$87.9 million in 3Q10, a decrease of 40.8% in comparison with a 26.1% decrease in the 2Q10 x 2Q09 basis. As a percentage of the net operating revenues, the ratio decreases from 3.8% in 3Q09 to 2.2% in 3Q10. This effect is explained by an improvement in the customer base profile through the Company's strong performance in its practice of commercial policy and collection.

Taxes: reached R$106.5 million in 3Q10, an increase of 24.0% when compared to the 3Q09. This variation is mainly justified by the increase in FUST and FUSTEL contribution and ICMS in the period. This effect was potentiated by taxes recovery in 3Q09, which reduces the comparison base.

Investment gains (losses): in 3Q10 presented a negative result of R$4.4 million, compared to a positive result of R$7.7 million in 3Q09. This variation is justified by the effect of equity accounting of shareholding on Cable TV operators.

Other operating revenues (expenses): totaled a negative result of R$65.6 million in 3Q10, a positive variation of R$32.0 million compared to the same period of the previous year. This effect is mainly related to lower cost of sold goods in the corporate segment and concentration of fines payments in 3Q09, which increase the comparison base.

Depreciation and Amortization: from R$613.4 million in 3Q09 to R$486.3 million in 3Q10, a decrease of 20.7% explained by the adoption of new terms for determinate categories of assets, which resulted in changes in the useful life time related to those practiced in 2009. Because it is a change in accounting estimate, the effects of this change will be recorded prospectively from the year of 2010. This movement generated a reduction of R$336.0 million in the depreciation expense in 9M10 and R$96.1 million in 3Q10, with a total impact estimated in R$440 million for the year of 2010.

FINANCIAL DATA

Financial Investments: the Company invests the excess cash and cash equivalents of R$1,632.9 million, mainly in financial investments (Certificados de Depósitos Bancários) in short-term, based on the variation of the CDI. The Company diversifies its exposure investing in different first line financial institutions, in accordance to the credit limits and diversification set on the Company’s current credit risk policy.

Loans and Financing: on September 30, 2010, the Company had a liability of R$1,927.9 million, from which R$17.6 million were loans denominated in foreign currency raised at fixed interest rates (with swap for %CDI rate), and the amount of R$1,910.3 million in loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES).

BNDES: In 2007, BNDES approved a credit for Telesp to realize investments in products and services that are produced domestically. The totally of these amounts already have been withdrawn and invested on network modernization and expansion of voice, data and video and the respective investments are proven and accepted by BNDES.

LOANS AND FINANCING

(in thousand of reais)

Derivatives: all Company’s financial derivative contracts aim the protection of exchange risk resulting from assets and liabilities in foreign currency, in accordance to the corporate policy of risk management. Following this, variations on risk factors result in an inverse effect intended to protection. Therefore, the Company doesn’t have financial derivative instruments to speculation propose and the rights and obligations subject to exchange variation are hedged.

On September 30, 2010, for protection of currency variations risk propose, 100% of the Company’s financial debt denominated in foreign currency was covered by asset positions of exchange hedge x “CDI” with fair value of R$17.6 million, equivalent to the fair value of this debt.

From the month of May 2010, the Company initiated the contract of derivative operations to minimize the currency variation risk of its assets and nonfinancial liabilities in foreign currency. This balance suffers daily changes due to the dynamic of its business, however, the Company aims to cover the net balance of this rights and obligations to minimize their currency risk. On September 30, 2010, the Company had asset positions of currency derivatives (USD) with fair value of R$51.1 million to cover its net commitments in dollars of R$49.6 million and liabilities positions of currency derivatives (EUR) with fair value of R$77.1 million to cover its net balance receivable in euro of R$77.4 million.

For the period ended on September 30, 2010, the derivative operations generated a negative net consolidated result of R$5,260.0 thousand, while the currency operations generated a negative net consolidated result of R$5,340.5 thousand and the operations to cover the debentures fixed spread (settled in June, 2010) generated a positive result of R$80.5 thousand.

On September 30, 2010 it was recognized a balance of R$258 thousand as asset and a balance of R$28.3 million as liability to reflect the derivatives position on the mentioned date.

Financial Result: Until the period ended on September 30, 2010, the financial result reached -R$88.1 million, improving R$48.8 million or 35.6% when compared to the same period of 2009 mainly due to lower net debt. In relation to the same quarter of the previous year, the result was better in R$40.9 million or 75.7% due to the same effect.

ADDITIONAL NOTES

1) RECENT CORPORATE EVENTS

a) Corporate Restructuring involving A. Telecom S.A. – On December 30, 2009, Telesp´s 30th Extraordinary General’s Meeting approved the A. Telecom spun-off part and subsequent merger of spun-off part by Telesp. This transaction included the transfer of fixed assets and intangible rights related to a parcel of A. Telecom customer’s base. The spun-off part merged by Telesp was in the amount of R$99 million. The mentioned merger didn´t increase the capital stock in the Company.

2) TARIFFS READJUSTMENT OCCURRED IN 2010

a) Fixed-to-Fixed Tariff – On October 5, 2010, through Edicts# 6,418 and 6,419, Agência Nacional de Telecomunicações - Anatel approved the tariff readjustment of the Serviço Telefônico Fixo Comutado - STFC, according to the criteria established in the Concession Contracts for Local and Domestic Long Distance Services, effective as of October 8, 2010. The tariff readjustments were 0.66%.

b) Fixed-to-Mobile Tariff – On February 9, 2010, through Edict# 971, Anatel approved the 0.98% tariff readjustment for the fixed-to-mobile calls (VC1, VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, was also approved the readjustment of fixed-to-mobile interconnection rate (VUM) related to the VC1, VC2 and VC3 in 0.67%. The readjustments were effective as of February 13, 2010.

3) CHANGES ON THE ADOPTED ACCOUNTING PRACTICES

From 2010 the consolidated information are presented by the Company in accordance with the International Financial Reporting Standards (IFRS) issued by the IASB. Consequently, the consolidated information referred to 2009 were adjusted and presented for comparative purposes using the same criteria. The adjustment of information to international accounting regulation was performed by applying IFRS 1 - First Time Adoption of International Financial Reporting Standards. Therewith, follow the main differences that impacted the financial statements at this time of transition:

a) Business Combinations: the Company chose not to retroactively apply the requirements of IFRS 3 - Business Combinations, maintaining the same classification of Brazilian GAAP prior to December 31, 2008. Since January 1, 2009 there weren’t operations that involved business combinations.

b) Revenue recognition: in accordance with IAS 18, revenue from services provided should be recognized in accordance with timing of the service. For purposes of IFRS, installation fee revenue shall be deferred and recognized in result during the client’s estimated period time in operational Indicators.

c) Post-employment benefits: The Company maintained its Brazilian GAAP accounting policy of immediate recognition of actuarial gains and losses, whereas for IFRS purposes are recognized in Shareholder’s equity (other comprehensive results).

d) Proposed Dividend: according to the interpretation IFRIC 17, must be recognized a liability for dividend only when there is its effective deliberation by the administrative body responsible. Therefore, the proposed dividend above the minimum required by the Bylaws that has not yet been definitely approved by the Ordinary General Shareholders' Meeting should remain in the Shareholders´ Equity in the account “Additional dividends proposed”.

e) Dividends and Interest on Own Capital prescribed: in accordance with IAS 32, any contractual obligation to deliver cash shall be considered as a financial liability. Therefore once approved by the Administration all dividends and interest on own capital payable to shareholders of the Company qualify as a financial liability. In accordance with IAS 39, a financial liability shall be derecognized upon its extinguishment and any difference between its carrying amount and the consideration paid shall be recognized in profit or loss. In this sense, the liabilities corresponding to the dividends and interest on own capital unclaimed by shareholders after three years of the start of its payment date are derecognized against profit or loss of the year in which occurs the prescription of the obligation. Previously, for purposes of BR GAAP, such dividends derecognized were recorded directly in Shareholder’s equity.

f) Income tax: on the adjustments previously mentioned was consisted income tax and social contribution deferred, when applicable.

g) Reclassifications: There are other accounting criteria adopted for IFRS purposes that differ from those applied in Brazil, but did not affect the Shareholders´ Equity, only the presentation of the Balance Sheet. The adjustments made refer to:

- Reclassification of judicial deposits related to liabilities (provisions) – For purposes of IFRS, judicial deposits must remain in the asset.

- Reclassification of income tax and social contribution deferred – For IFRS purposes, the balance of income tax and social contribution deferred, assets and liabilities, should be recorded as non-current.

Additionally, there were changes in the form of presentation both revenue as well as operating expenses, as follow:

a) Revenues:

The breakdown of Gross Operating Revenues will present net values of discounts granted. In addition, were made the following groupings:

- Local: presents the sum of revenues from Monthly Subscription Fee, Installation Fee, Local Service, Public Telephony and Fixed-to-mobile revenues (VC1);

- Domestic long distance: presents the sum of Fixed-to-mobile revenues (VC2 and VC3), Public long distance telephony and Domestic long distance;

- International long distance: presents the sum of revenues from International public telephony and International long distance; and

- Data Transmission: presents the sum of Infrastructure rental revenues and data transmission. b) Expenses - Personnel expenses: starts to include provision of labor contingencies; - Taxes: starts to include provision of tax contingencies; and

- Other operating revenues (expenses): starts to include the materials costs, net income from sale of fixed asset and investment and starts to exclude the provision of labor and tax contingencies.

CAPITAL MARKET

Telesp has common shares (ON) and preferred shares (PN) traded on BM&FBOVESPA under the ticker symbols TLPP3 and TLPP4, respectively. The Company also has ADRs, which are traded on the NYSE, under ticker symbol TSP.

The shares TLPP3 and TLPP4 closed the quarter priced at R$37.80 and R$41.50, presenting, respectively, a quarter performance of 15.3% and 15.0% in comparison to Bovespa Index’s performance of 13.9%. The ADRs closed the quarter priced at US$24.43, presenting a quarter performance of 20.0% in comparison to Dow Jones Index’s performance of 10.4%.

The daily average volume of TLPP3 and TLPP4 in the quarter was R$875.1 thousand and R$4,760.4 thousand, respectively. The ADR daily average volume for the same period was US$3,039.8 thousand.

The shares performances in the last two years are presented in the following graphic:

DIVIDENDS AND INTEREST ON OWN CAPITAL

In accordance to the Company’s Bylaws, the Company shall distribute dividends of at least 25% of adjusted net income for the year, provided that amounts are available, being preferred shares entitled to dividends 10% higher that those attributed to common shares.

The dividends deliberated recently are described in the following table:

BALANCE SHEET

Unaudited consolidated figures (Reais Million)	September '10	December '09	Δ%
ASSETS	20,077.7	20,947.7	(4.2)
Current assets	5,621.9	6,425.4	(12.5)
Cash and cash equivalents	1,632.9	2,277.0	(28.3)
Cash	6.8	10.1	(32.7)
Financial Investments	1,626.1	2,266.9	(28.3)
Net accounts receivable from customers	2,669.9	2,931.3	(8.9)
Supply and maintenance inventories	169.2	148.4	14.0
Recoverable taxes	778.9	712.7	9.3
Recoverable prepaid expenses	82.8	60.3	37.4
Credit from associated companies	100.2	120.3	(16.7)
Derivatives operations	0.3	0.6	(55.1)
Other assets	187.7	174.9	7.3
Non-Current Assets	14,455.8	14,522.3	(0.5)
Long-term assets	3,297.0	3,053.0	8.0
Accounts receivable from customers	144.9	123.7	17.1
Recoverable taxes	1,349.5	1,350.5	(0.1)
Loans and financial investments	13.4	12.9	4.1
Bail of legal proceedings	1,589.0	1,335.3	19.0
Credit from associated companies	22.4	23.5	(4.9)
Other assets	177.8	207.1	(14.1)
Investments	95.0	340.3	(72.1)
Net Permanent Assets	9,671.6	9,672.1	(0.0)
Net Intangible	1,392.3	1,456.9	(4.4)
LIABILITIES	20,077.7	20,947.7	(4.2)
Current liabilities	5,892.7	6,372.3	(7.5)
Suppliers	2,178.8	2,362.4	(7.8)
Loans and financing	420.4	1,767.6	(76.2)
Derivatives operations	10.8	8.4	29.1
Payroll and related charges	241.0	142.2	69.5
Taxes	929.2	933.3	(0.4)
Consignments	157.7	148.0	6.6
Dividends and interest on capital	1,295.6	495.5	n.a.
Accrual for contingencies	232.6	183.3	26.9
Payables to associated companies	148.0	118.2	25.1
Other liabilities	278.5	213.4	30.5
Non-Current Liabilities	2,991.1	3,275.1	(8.7)
Loans and financing	1,507.5	1,752.4	(14.0)
Taxes	37.0	46.9	(21.3)
Deferred taxes	267.7	305.0	(12.2)
Derivatives operations	17.5	23.3	(24.8)
Accrual for contingencies	734.2	731.6	0.3
Provisions for the pension plans	203.8	191.9	6.2
Other liabilities	223.4	224.0	(0.3)
Shareholders' equity	11,194.0	11,300.3	(0.9)
Capital Stock	6,575.5	6,575.5	0.0
Capital Reserves	2,733.6	2,733.6	0.0
Profit Reserves	659.6	659.6	0.0
Retained earnings	1,232.6	(8.8)	n.a.
Other comprehensive income	(7.2)	88.8	n.a.
Additional dividends proposed	0.0	1,251.6	n.a.

STATEMENT OF CASH FLOW

Unaudited consolidated figures (Reais Million)	9M10	9M09	Δ%
Cash and cash equivalents at beginning of the period	2,277.0	1,741.0	30.8
Net income of the period	1,827.7	1,717.6	6.4
Non-cash expenses (revenues)	1,585.7	2,374.6	(33.2)
Depreciation and amortization	1,392.2	1,900.3	(26.7)
Dividends and interest on own capital prescribed	(51.6)	(83.5)	(38.3)
Exchange variations on loans and financing	(0.3)	(49.3)	(99.3)
Results of equity accounting	(3.8)	(12.8)	(70.4)
(Gain)/loss on asset sale	(76.1)	20.5	n.a.
Bad debt provision	316.3	443.6	(28.7)
Pension and other post-retirement benefit plans	10.9	5.4	n.a.
Deferred taxes	(2.4)	146.0	n.a.
Others	0.6	4.5	(86.0)
Variations in operating assets	(408.2)	(644.4)	(36.6)
Net trade accounts receivable	(54.9)	(326.2)	(83.2)
Other current assets	(99.0)	(107.9)	(8.3)
Other non-current assets	(254.4)	(210.4)	20.9
Variations in operating liabilities	165.7	(515.2)	n.a.
Payroll and related accuruals	99.1	29.5	n.a.
Accounts payable and accurued expenses	(22.7)	(181.3)	(87.5)
Taxes	(5.3)	(61.8)	(91.5)
Other current liabilities	47.0	(293.2)	n.a.
Accured interest	(25.6)	(50.6)	(49.4)
Income and social contribution taxes	27.9	13.2	n.a.
Labor, tax and civil provisions	51.8	(46.3)	n.a.
Other non-current liabilities	(6.7)	75.1	n.a.
Cash provided by operations	3,171.0	2,932.6	8.1
Cash flow from investing activities	(1,312.3)	(1,740.4)	(24.6)
Acquisition of fixed and intangible assets, net of donations	(1,516.8)	(1,743.9)	(13.0)
Cash from sales of fixed assets	26.0	3.5	n.a.
Cash from sales of investment	178.5	0.0	n.a.
Cash flow from financing activities	(2,502.7)	(1,385.5)	80.6
Loans amortization	(1,640.9)	(396.9)	n.a.
New loans obtained	74.3	144.0	(48.4)
Net payment on derivative contracts	(8.3)	31.2	n.a.
Dividends and interest on own capital paid	(927.8)	(1,163.8)	(20.3)
Increase (decrease) in cash and cash equivalents	(644.1)	(193.3)	n.a.
Cash and cash equivalents at end of the period	1,632.9	1,547.7	5.5

Notes:

a)Effective as ofOctober 8, 2010, the maximum nettariffs of Local Services,through Anatel's Edict# 6,419 of October 5, 2010, had a readjustment of 0.66%throughout the sectors 31, 32 and 34, incorporatingthe productivity gainof 2.633%, accordingto the foreseenrules in the ConcessionAgreement.

b) Effective as of October 8, 2010, the maximum net tariffs of Domestic Long Distance Services, through Anatel's Edict# 6,418 of October 5, 2010, had an average readjustment of 0.66% throughout the sectors 31, 32 and 34, incorporating the productivity gain of 2.633%, according to the foreseen rules in the Concession Agreement.

c)Effective asof February 13, 2010, the Fixed-to-Mobiletariffs,through Anatel´s Edict# 971 of February9, 2010, had readjustment of 0.98% forthe fixed-to-mobilecalls (VC1, VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32and 34 of Region III.On the same date, wasalso approved the readjustment of fixed-to-mobile interconnectionrate (VUM) related tothe VC1, VC2 and VC3 in 0.67%.

DISCLAIMER

This document contains statements that constitute forward-looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward-looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Company’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Brazilian Market Regulator.

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: http://www15.telefonica.com.br/investidores/.

INVESTOR RELATIONS

Norair Ferreira do Carmo
Maria Tereza Ali Pelicano David
Carolina Fernandes Pontes Mada
Cristina Marini Teles
Luciana Nóri de Souza

(55 11) 3549-7200
ri.telefonicabr@telefonica.com.br
www.telefonica.com.br

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	November 10, 2010	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director